Exhibit 99.1

Notice of Annual General and Special Meeting of Shareholders

NOTICE is hereby given that the annual general and special meeting (the “Meeting”) of the shareholders of Lithium Americas Corp. (the “Company”, “Lithium Americas”, "LAC" and “we”, “us”, “our” or similar terms) will be held:

When	Where
Friday, May 24, 2024 at 9:00 a.m. (Pacific Time)	Live webcast on the Computershare meeting platform at: meetnow.global/MXPLS44

At the Meeting, shareholders will be asked to
1. Receive the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the auditor’s report thereon;
2. Determine the number of directors as eight;
3. Elect directors for the ensuing year;
4. Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;
5.
Pass, with or without variation, a special resolution to approve amendments to the Company’s Articles to create new classes of preferred shares issuable in series and attach special rights and restrictions to the Common Shares and Preferred Shares; and

6. Transact such other business as may properly be put before the Meeting.
Details on each item of business are described in the management information circular accompanying this notice, starting on page 13.
This year, we are having an online only Meeting.

Participation by our shareholders is important to the Company. If you owned shares as of close of business on the Record Date of April 12, 2024, you are entitled to vote as a shareholder at the Meeting. Those shareholders unable to attend the Meeting are encouraged to vote their proxy in advance. Information on how to vote is provided on page 6 of the accompanying circular.

DATED at Vancouver, British Columbia, as of April 12, 2024.
ON BEHALF OF THE BOARD
Signed “Kelvin Dushnisky”
Kelvin Dushnisky Director and Executive Chair